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EXHIBIT 12.5

ACUPAC PACKAGING, INC.
FIXED CHARGE RATIO COMPUTATION
(GUARANTORS ONLY)

	For The Period June 2, 1999 to December 31, 1999	2000	2001
	(Dollars in Thousands)
Income (loss) before taxes	$931	$258	$(1,117)
Fixed charges reflected in income (loss) before taxes
Interest expense	3	750	800
One third of rental expenses	62	144	169

Total fixed charges	$65	$894	$969

Income before taxes plus fixed charges above	$996	$1,152	$(148)

Fixed charge ratio	15.32x	1.29x	.15x
Fixed charge deficiency			$1,117

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  EXHIBIT 12.5
ACUPAC PACKAGING, INC. FIXED CHARGE RATIO COMPUTATION (GUARANTORS ONLY)